UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2024

HIRO SYSTEMS PBC

(Exact name of registrant as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

101 W. 23rd Street, Suite 224

New York, NY 10011

(Full mailing address of principal executive offices)

(212) 634-4254

(Issuer’s telephone number, including area code)

Explanatory Note

As required by the applicable rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”), the information contained in this semiannual report, including the business description and the condensed consolidated financial statements, relates primarily to the business of Hiro Systems PBC (“Hiro”). It does not significantly relate to the Stacks Tokens, Stacks Blockchain or Stacks ecosystem, except to the limited extent that Hiro, like others, creates development tools for use on the Stacks Blockchain. Hiro believes it no longer plays a significant role in the Stacks ecosystem, and Hiro believes it has no unique control over or unique ability to influence the Stacks ecosystem. Among other things, Hiro is not a Stacks Token miner, Hiro cannot issue new Stacks Tokens or cause new Stacks Tokens to be issued, and Hiro cannot change the code governing the Stacks Blockchain. Hiro also believes that Stacks Token holders are not relying on, and reasonably cannot and should not rely on, Hiro to provide managerial or entrepreneurial efforts that will increase the value of the Stacks Tokens.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of Hiro’s financial condition and results of operations together with the condensed consolidated financial statements and related notes that are included elsewhere in this report. This discussion contains forward-looking statements, including statements that relate to items such as expectations regarding revenue trends, costs and expenses trends and future sources of funding. Forward-looking statements may be identified by words such as “will,” “may,” “believe,” “could,” “anticipate,” “would,” “might,” “plan,” “expect,” and similar expressions or the negative of these terms or other comparable terminology. These forward-looking statements speak only as of the date of this semiannual report and are based upon current plans, expectations and beliefs that involve risks and uncertainties. Hiro’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the “Risk Factors” Section of Part II of our Offering Statement and in our other filings with the SEC. We assume no obligation to update the forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made, except as required by law.

Overview

Hiro’s mission is to empower developers to build applications using the Bitcoin blockchain and Stacks Blockchain. Hiro’s business is focused on building developer tools to enable developers of decentralized applications and decentralized finance software products to test and deploy smart contracts and decentralized applications on top of the Stacks Blockchain and Bitcoin blockchain. In 2023, Hiro launched a beta version of a hosted platform that fully integrates with a portfolio of tools and services that developers require to seamlessly build smart contracts and applications. Hiro anticipates a “free and premium” business model for this platform, with paid tiers or features based on usage or support.

Ongoing Filing of Periodic Reports

Following the January 20, 2021, approval by Hiro’s Board of Directors of the decision of management to no longer treat the Stacks Tokens or tokens as investment contracts that are securities under the federal securities laws, Hiro believes that it is no longer required to file reports pursuant to Regulation A with the SEC. Therefore, Hiro reserves the right to cease the filing of such reports at any time.

Components of Results of Operations

Operating Expenses

Hiro’s operating expenses are classified as compensation expenses, marketing expenses, general and administrative expenses, grants to third parties, research and development expenses, noncash impairment of digital currencies, if any, changes in the fair value of Bitcoin and realized gains or losses on sale of digital currencies, if any. Overhead costs, such as information technology and occupancy costs, are included in general and administrative expenses.

Compensation Expenses

Compensation expenses consist of salaries and bonuses, noncash stock-based compensation expense, noncash token compensation expense for employees and subcontractors, noncash bonus expense (bonuses denominated in Bitcoin), payroll taxes, employee benefits costs and subcontractor costs.

Marketing Expenses

Marketing expenses primarily consist of corporate marketing, public relations, promotional items and events and conferences.

General and Administrative Expenses

General and administrative expenses primarily consist of occupancy expenses, professional fees (legal, audit and other professional services), travel and entertainment costs, insurance, information technology costs, filing fees and other miscellaneous expenses. General and administrative expenses also include noncash token compensation expense for non-employees which are a component of professional fees.

Grant to Third Party

Grant to third party was a noncash grant of Stacks Tokens and cash to an unrelated third party.

Research and Development Expenses

Research and development expenses represent costs incurred by Hiro for the development of a beta version of the hosted service that permits developers to test and deploy smart contracts and decentralized applications on top of the Stacks Blockchain and Bitcoin blockchain and costs incurred to develop various tools. These costs primarily consist of salaries paid to Hiro’s developers.

Impairment of Digital Currencies

This primarily pertained to write-downs of the carrying values of Bitcoin and Ether (in 2023).

Change in Fair Value of Bitcoin

Change in fair value of Bitcoin pertains to the remeasurement of Bitcoin to its fair value.

Gain on Sale of Digital Currencies

Gain on sale of digital currencies pertains to gains resulting from the sale of digital currencies (Bitcoin, Ether and Stacks Tokens in 2023 and only Stacks Tokens in 2024).

Nonoperating Income

Nonoperating income consists of noncash gains related to delivering of tokens to a third party, noncash gain on delivery of restricted token units (“RTUs”), gain on noncash loan, changes in fair value of token warrant liabilities and unrealized gain on investments and other income (consisting primarily of Bitcoin earned and interest income).

Results of Operations

The following table sets forth selected consolidated statements of operations data for the six months ended June 30, 2024 and 2023:

	Six Months Ended June 30,
	2024	2023
	(amounts in thousands)
Operating expenses:
Compensation expenses	$22,643	$9,440
Marketing expenses	21	1,486
General and administrative expenses	2,398	2,734
Grant to third party	22,205	—
Research and development expenses	421	2,298
Impairment of digital currencies	—	36
Change in fair value of Bitcoin	(2,076)	—
Gain on sale of digital currencies	(15,900)	(4,672)

Total operating expenses	29,712	11,322
Nonoperating income	33,897	7,599

Net income (loss)	$4,185	$(3,723)

Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023

Compensation Expenses

	Six Months Ended June 30,		Change
	2024	2023	Amount	%
	(amounts in thousands)
Compensation expenses	$22,643	$9,440	$13,203	140%

Compensation expenses increased by $13.2 million for the six months ended June 30, 2024, primarily due to a $9.0 million increase in noncash token compensation expense, an increase of $3.0 million in payroll taxes on RTUs (employer and employee portions) and approximately $1.2 million of higher salary costs being classified as compensation expense.

Marketing Expenses

	Six Months Ended June 30,		Change
	2024	2023	Amount	%
	(amounts in thousands)
Marketing expenses	$21	$1,486	$(1,465)	(99%)

Marketing expenses decreased by $1.5 million for the six months ended June 30, 2024 as Hiro did not fund any event sponsorships during this period and terminated certain corporate marketing contracts.

General and Administrative Expenses

	Six Months Ended June 30,		Change
	2024	2023	Amount	%
	(amounts in thousands)
General and administrative expenses	$2,398	$2,734	$(336)	(12)%

General and administrative expenses decreased by $0.3 million for the six months ended June 30, 2024, primarily due to a $0.2 million decrease in professional fees and a $0.1 million decrease in recruiting fees.

Grant to Third Party

	Six Months Ended June 30,		Change
	2024	2023	Amount	%
	(amounts in thousands)
Grant to third party	$22,205	$—	$22,205	100%

Grant to third party amounted to $22.2 million for the six months ended June 30, 2024. This includes a noncash grant of $19.2 million which represents the fair value of tokens granted and a cash grant of $3.0 million to the same party.

Research and Development Expenses

	Six Months Ended June 30,		Change
	2024	2023	Amount	%
	(amounts in thousands)
Research and development expenses	$421	$2,298	$(1,877)	(82%)

Research and development expenses decreased by $1.9 million for the six months ended June 30, 2024, primarily due to lower developer effort on Hiro’s products and tools.

Impairment of Digital Currencies

	Six Months Ended June 30,		Change
	2024	2023	Amount	%
	(amounts in thousands)
Impairment of digital currencies	$—	$36	$(36)	(100%)

There was no impairment of digital currencies for the six months ended June 30, 2024 primarily due to the adoption of the new crypto asset accounting standard effective January 1, 2024. Stacks Tokens received as interest on loan continue to be treated as digital currency held at cost less impairment but no impairment was recorded on them during this period.

Change in Fair Value of Bitcoin

	Six Months Ended June 30,		Change
	2024	2023	Amount	%
	(amounts in thousands)
Change in fair value of Bitcoin	$(2,076)	$—	$2,076	100%

Change in the fair value of Bitcoin amounted to $2.1 million based on the fair value of Bitcoin as of June 30, 2024.

Gain on Sale of Digital Currencies

	Six Months Ended June 30,		Change
	2024	2023	Amount	%
	(amounts in thousands)
Gain on sale of digital currencies	$(15,900)	$(4,672)	$11,228	240%

Gain on sale of digital currencies increased by $11.2 million for the six months ended June 30, 2024 due to a $15.9 million gain on sale of Stacks Tokens in private sales.

Nonoperating Income

	Six Months Ended June 30,		Change
	2024	2023	Amount	%
	(amounts in thousands)
Nonoperating income	$33,897	$7,599	$26,298	346%

Nonoperating income increased by $26.3 million for the six months ended June 30, 2024, primarily due to gain on tokens delivered to a third party of $19.0 million, a gain on noncash loan repayment of $3.4 million, a $2.3 million increase from gain on delivery of RTUs and an increase of $2.1 million in digital currency earned (disclosed in other income).

Trend Information

Revenue Trends

Hiro does not expect to generate any revenue from regular operations in the foreseeable future.

Costs and Expenses Trends

Operating expenses (excluding noncash expenses) for the six months ended June 30, 2024, were higher than for the six months ended June 30, 2023, primarily due to higher compensation expenses and cash grant, partially offset by a decrease in marketing expenses and research and development expenses. Hiro expects its operating expenses (excluding noncash expenses) during the year ending December 31, 2024, to be higher than for fiscal year 2023.

Prices of Cryptocurrencies

The market price of Bitcoin experienced significant volatility during the six months ended June 30, 2024. As of June 30, 2024, the market price of one Bitcoin was $62,678, representing an increase of 106% from its price as of June 30, 2023. The above market prices have been obtained from Yahoo Finance. Effective January 1, 2024, Hiro records the change in the fair value of Bitcoin quarterly.

Liquidity and Capital Resources

Sources of Funds

Hiro has funded its operations as follows: (a) during the years 2017 through 2019, Hiro raised $70.4 million through forward sales of Stacks Tokens; (b) in 2022, Hiro raised cash of $12.9 million through sales of preferred equity and token warrants to various investors in a Series B Preferred stock offering; (c) in 2022, Hiro sold a portion of its investment in a startup company for approximately $10.0 million; (d) in 2023, Hiro sold 7 million Stacks Tokens for $5.2 million to certain investors; (e) in 2024, Hiro sold 5.5 million Stacks Tokens for $13.7 million, and (f) through periodic sales of Bitcoin and Ether (Hiro no longer holds any Ether).

Going forward, Hiro expects to rely on its cash on hand, opportunistic sales of Bitcoin and sales of existing Stacks Tokens held in Hiro’s treasury to fund its operations. Hiro’s cash on hand was approximately $16.9 million and $7.7 million as of June 30, 2024, and December 31, 2023, respectively. Hiro may sell portions of its cryptocurrencies in order to finance its activities, depending on market conditions. As of June 30, 2024, Hiro held Bitcoin with a fair value of approximately $6.0 million. Because of volatility in the price of cryptocurrencies, Hiro’s ability to raise cash from the sale of Bitcoin is subject to significant variability. Hiro could also potentially raise additional cash through sales of its common or preferred equity or through offering of debt securities.

If, in the future, Hiro is not able to secure adequate additional funding, it may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. The occurrence of any of these events could harm Hiro’s business, results of operations and future prospects.

The following table summarizes Hiro’s cash flows for the periods indicated:

	Six Months Ended June 30,
	2024	2023
	(amounts in thousands)
Net cash from operating activities	$(11,329)	$(9,665)
Net cash from investing activities	$20,615	$4,941
Net cash from financing activities	$—	$—

Net Cash from Operating Activities

The use of cash in all periods resulted primarily from Hiro’s net income (loss) adjusted for noncash charges and changes in operating assets and liabilities. Hiro’s operating activities contain large noncash adjustments primarily related to the use of tokens to compensate employees and vendors, realized and unrealized losses on investments, gain on noncash loan, change in fair value of token warrant liabilities and change in the fair value of Bitcoin.

Net cash outflows from operating activities during the six months ended June 30, 2024 and 2023 were $11.3 million and $9.7 million, respectively.

Net Cash from Investing Activities

Hiro’s investing activities have primarily consisted of investments in startup companies and sales of digital currencies.

Net cash from investing activities for the six months ended June 30, 2024 was $20.6 million, primarily consisting of $15.9 million from proceeds from sales of digital currencies, $4.3 million from sales of Bitcoin and cash received from repayment of a loan of $0.5 million.

Net cash from investing activities for the six months ended June 30, 2023 was $4.9 million, primarily consisting of $5.8 million from proceeds from sales of digital currencies, partially offset by additional purchases of an existing investment of $0.8 million.

Net Cash from Financing Activities

There was no net cash from financing activities for the six months ended June 30, 2024 and 2023.

Material Capital Commitments

Hiro currently has no material commitments for capital expenditures.

Off-Balance Sheet Arrangements

Hiro did not have any off-balance sheet arrangements during any of the periods presented.

Internal Control over Financial Reporting

There were no changes in Hiro’s internal control over financial reporting that occurred during the six months ended June 30, 2024 that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.

Critical Accounting Policies and Estimates

Hiro’s management’s discussion and analysis of Hiro’s financial condition and results of operations is based on Hiro’s condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. The preparation of these condensed consolidated financial statements requires Hiro to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the condensed consolidated financial statements, as well as the reported revenue generated (if any) and expenses incurred during the reporting periods. Hiro’s estimates are based on its historical experience and on various other factors that Hiro believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Hiro believes that the accounting policies discussed below are critical to understanding Hiro’s historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. Also refer to Note 1 to the condensed consolidated financial statements included elsewhere in this report.

Fair Value Measurements

Hiro uses a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements), as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities that the reporting entity can access at the measurement date;

Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly, such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

Level 3: Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Hiro records certain non-monetary transactions, such as the use of Stacks Tokens to pay vendors and employees for services or for grants, at fair value. In addition, Hiro assesses the fair value of its digital currency holdings. Hiro also recognizes derivative liabilities related to its token warrants at fair value and adjusts the instruments to fair value at each reporting period.

Recurring Fair Value Measurements

As of June 30, 2024, Hiro had derivative liabilities measured at fair value related to its token warrants. These derivative liabilities are classified within Level 3 of the fair value hierarchy because fair value estimate inputs are primarily unobservable and based on Hiro’s assessment of assumptions market participants would use in pricing the liabilities. Hiro will update its assumptions each reporting period based on new developments and record the derivative liabilities at fair value based on the revised assumptions. Changes in fair value of the derivative liabilities are reflected in nonoperating income because the token warrants are not part of Hiro’s normal operations.

Effective January 1, 2024, certain digital currencies like Bitcoin are fair valued each quarter. Changes in the fair values of these digital currencies are reflected in nonoperating income.

Non-recurring Fair Value Measurements

Until December 31, 2023, impairments of digital currencies were non-recurring fair value measurements. The fair value of Bitcoin, Ether, and Stacks Tokens (received as interest on a loan) was determined using quoted prices on an active exchange, based on a principal market analysis. Hiro viewed a decline in the quoted price to be an indicator of impairment.

Hiro provided tokens to vendors in exchange for services and provided RTU grants to employees and others and provided tokens as grants. These transactions are non-monetary transactions accounted for at fair value, as the Stacks Tokens are intangible assets carried at cost less impairment charges.

Pursuant to the listing of Stacks Tokens on an exchange in the United States in 2021, Hiro concluded that the fair value of Stacks Tokens exchanged for services during the six months ended June 30, 2024 and 2023 is a Level 2 measurement.

When Stacks Tokens are issued under the circumstances described above, Hiro recognizes an expense equal to the estimated fair value of the Stacks Tokens (Hiro has not generally issued tokens in exchange for goods), and a corresponding gain as the Stacks Tokens have no carrying value in Hiro’s condensed consolidated financial statements, as they were acquired as part of Hiro’s network development activities at no cost. As such, the estimated fair value of the Stacks Tokens generally has no effect on Hiro’s net income or loss.

Certain of Hiro’s investments are also measured at fair value based on observable inputs.

Token Compensation Expense

Token compensation expense (noncash) arises from grants of RTUs to employees and others. These tokens are from Hiro’s treasury of Stacks Tokens and no new tokens are minted or created to provide for these RTUs.

Hiro grants employees, contractors and non-employees, RTUs that generally vest quarterly over a four-year period. Hiro accounts for the grants of these RTUs as a non-monetary transaction accounted for at fair value. The exchange of RTUs for services is recognized as noncash token compensation expense on a straight-line basis over the requisite service period for each separate vesting portion of the award with a corresponding liability recognized for Stacks Tokens. The liability for Stacks Tokens is recorded at fair value at each reporting period. The token compensation expense related to these RTUs is shown in compensation expenses for employees and certain contractors and in general and administrative expenses (for non-employees) on the condensed consolidated statements of operations. The token obligations for awards that have vested but have not yet been delivered are shown as token obligations to employees and token obligations to others, current on the condensed consolidated balance sheets. On delivery of tokens which takes place after vesting, Hiro records a noncash gain equal to the total compensation expense recorded as the vested tokens have a $0 carrying value. RTUs are forfeited to the extent that the employee resigns or is terminated prior to the completion of the service period. Hiro withholds tokens equivalent to the tax withholding applicable for employees. The withholding tax is remitted by Hiro to the tax authorities without liquidating the withheld tokens. Employee tax withholdings are shown in compensation expenses on the condensed consolidated statements of operations.

Item 2.	Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA but was not reported.

Item 3.	Financial Statements

Hiro Systems PBC and Subsidiaries

Condensed Consolidated Financial Statements

June 30, 2024

Hiro Systems PBC and Subsidiaries

Hiro Systems PBC and Subsidiaries

Condensed Consolidated Balance Sheets

($ in thousands, except for share amounts)

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	$16,939	$7,653
Stablecoin	—	2,200
Loan to third party	—	450
Right-of-use asset, current portion	346	323
Income tax receivable	44	44
Other current assets	952	680

Total current assets	18,281	11,350
Bitcoin	6,020	—
Digital currency, net	—	1,998
Investments, net	16,850	17,760
Right-of-use asset, net of current portion	—	803
Other assets	765	720

Total assets	$41,916	$32,631

Liabilities
Current liabilities
Token obligations to employees	$7,385	$4,095
Token obligations to others	7,519	9,717
Lease liability, current	241	358
Other current liabilities	2,440	2,445

Total current liabilities	17,585	16,615
Lease liability, net of current portion	—	830
Token warrant liabilities	4,120	3,593
Other liabilities	1,390	1,390

Total liabilities	23,095	22,428

Stockholders’ equity
Series A convertible preferred stock, $0.00001 par value; shares authorized, issued and outstanding: 4,558,498; liquidation preference of $5,519	—	—
Series B convertible preferred stock, $0 .00001 par value; shares authorized, issued and outstanding: 1,940,312; shares issued and outstanding: 627,335; liquidation preference of $8,362	—	—
Common stock, $0.00001 par value; shares authorized:	—	—
20,000,000; shares issued and outstanding: 9,360,913
Additional paid-in capital	24,937	24,495
Accumulated deficit	(6,116)	(14,292)

Total stockholders’ equity	18,821	10,203

Total liabilities and stockholders’ equity	$41,916	$32,631

The accompanying notes are an integral part of these condensed consolidated financial statements.

Hiro Systems PBC and Subsidiaries

Condensed Consolidated Statements of Operations

($ in thousands)

	(Unaudited) Six months ended June 30,
	2024	2023
Operating (income) expenses
Compensation expenses	$22,643	$9,440
Marketing expenses	21	1,486
General and administrative expenses	2,398	2,734
Grant to third party	22,205	—
Research and development expenses	421	2,298
Impairment of digital currencies	—	36
Change in fair value of Bitcoin	(2,076)	—
Gain on sale of digital currencies	(15,900)	(4,672)

Total expense	29,712	11,322

Operating loss	(29,712)	(11,322)

Nonoperating income (expenses)
Gain on tokens delivered to third party	19,205	168
Gain on delivery of restricted token units	9,594	7,313
Gain on noncash loan	3,430	—
Change in the fair value of token warrant liabilities	(527)	(1 ,019)
Net unrealized gain (loss) on investments	(399)	47
Loss from equity method investments	(442)	—
Other income	3,036	1,090

Total nonoperating income	33,897	7,599

Net income (loss)	$4,185	$(3,723)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Hiro Systems PBC and Subsidiaries

Condensed Consolidated Statements of Changes in Stockholders’ Equity

($ in thousands, except for share amounts)

		Convertible Preferred Stock							Total
	Series A		Series B		Common Stock		Additional Paid-In	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 2023 (Audited)	4,558,498	$—	627,335	$—	9,360,913	$—	$24,495	$(14,292)	$10,203
Stock-based compensation	—	—	—	—	—	—	442	—	442
Adoption of new accounting standard (Note 1)								3,991	3,991
Net income	—	—	—	—	—	—	—	4,185	4,185

Balance at June 30, 2024 (unaudited)	4,558,498	$—	627,335	$—	9,360,913	$—	$24,937	$(6,116)	$18,821

		Convertible Preferred Stock							Total
	Series A		Series B		Common Stock		Additional Paid-In	Retained	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2022 (Audited)	4,558,498	$—	627,335	$—	9,360,913	$—	$23,214	$4,747	$27,961
Stock-based compensation	—	—	—	—	—	—	674	—	674
Net loss	—	—	—	—	—	—	—	(3,723)	(3,723)

Balance at June 30, 2023 (unaudited)	4,558,498	$—	627,335	$—	9,360,913	$—	$23,888	$1,024	$24,912

The accompanying notes are an integral part of these condensed consolidated financial statements.

Hiro Systems PBC and Subsidiaries

Condensed Consolidated Statements of Cash Flows

($ in thousands)

	(Unaudited) Six months ended June 30,
	2024	2023
Cash flows from operating activities
Net income (loss)	$4,185	$(3,723)
Adjustments to reconcile net income (loss) to net cash from operating activities
Gain on tokens delivered to third party	(19,205)	(168)
Gain on delivery of restricted token units	(9,604)	(7,313)
Gain on sale of digital currencies	(15,900)	(4,672)
Net unrealized (gain) loss on investments	400	(47)
Loss from equity method investments	442	—
Change in fair value of token warrant liabilities	527	1,019
Compensation expense - noncash	13,175	4,000
Marketing expenses - noncash	7	—
Grant to third party - noncash	19,205	—
General and administrative - noncash	147	198
Other income - noncash	(2,824)	(783)
Depreciation and amortization	41	42
Amortization of operating lease right-of-use asset	8	148
Stock-based compensation	442	674
Impairment of digital currencies	—	36
Change in fair value of Bitcoin	(2,076)	—
Changes in operating assets and liabilities
Income tax receivable	—	784
Other current assets	(120)	13
Other current liabilities	(5)	256
Lease liability	(175)	(129)

Net cash from operating activities	(11,329)	(9,665)

Cash flows from investing activities
Cash received from repayment of loan	450	—
Proceeds from sales of digital currencies	15,900	5,756
Proceeds from sales of Bitcoin	4,283	—
Purchases of fixed assets	(86)	(53)
Purchases of investment	—	(840)
Distribution received from investment	68	78

Net cash from investing activities	20,615	4,941

Net change in cash and cash equivalents	9.286	(4,724)
Cash and cash equivalents, baginning of period	7,653	19,297

Cash and cash equivalents, end of period	$16,939	$14,573

Supplemental disclosure of cash flows information
Cash received from income tax refunds (net of payments)	$—	$784

The accompanying notes are an integral part of these condensed consolidated financial statements.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

1.	Nature of Business and Summary of Significant Accounting Policies

Nature of Operations

Hiro Systems PBC (the “Company”) is a technology company that (since 2021) is focused on building developer tools for the Stacks and Bitcoin blockchains, including a hosted platform that enables developers of decentralized applications and finance software products to test and deploy smart contracts and decentralized applications on top of the Bitcoin protocol. In March 2023, the Company launched a beta version of its hosted service which enables the creation and deployment of Bitcoin smart contracts directly from a web browser and without the need for any software installations. The Company currently does not charge a fee for the use of this hosted service. The Company is a Delaware public benefit corporation, and its public benefit is to enable an open, decentralized internet which will benefit all internet users by giving them more control over information and computation.

Building on prior work, in January 2021, the Company launched a new version of a network for decentralized applications (the “Stacks network” or the “network”) using blockchain technologies. The Stacks network brings applications and smart contracts to the Bitcoin blockchain. The Company introduced the Stacks Blockchain and created Stacks Tokens (the “Stacks Tokens” or the “tokens”) which are used to obtain control over the digital assets on the Stacks network and incentivize users of the network to develop, maintain and write transactions to the network.

Basis for Consolidation

These condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation.

Basis of Presentation

The Company prepares its condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Certain financial information that normally is included in annual financial statements, including certain financial statement footnotes, is not required for interim reporting purposes and has been omitted herein. These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in the Company’s annual filing on Form 1-K for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission (“SEC”) on April 30, 2024 (“2023 Form 1-K”).

The condensed consolidated financial statements as of June 30, 2024 and for the six months ended June 30, 2024 and 2023, and related footnotes, are unaudited. The condensed consolidated balance sheet as of December 31, 2023 was derived from audited financial statements, but does not include all disclosures required by US GAAP. The interim unaudited condensed consolidated financial statements have been prepared on a basis consistent with the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to state fairly the Company’s financial condition, its operations and cash flows for the periods presented. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions, which are evaluated on an ongoing basis, that affect the amounts reported in the Company’s condensed consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable at the time under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates due to macroeconomic instability and geopolitical events, in particular any that have a disproportionate impact on cryptocurrencies.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which was codified with its subsequent amendments as ASC Topic 326, Financial Instruments – Credit Losses (“ASC 326”). ASC 326 seeks to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments, including trade receivables, and other commitments to extend credit held by a reporting entity at each reporting date. The amendments require the Company to replace the incurred loss impairment methodology with a methodology that reflects current expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The adoption of this guidance on January 1, 2023 did not have a material impact on the Company’s consolidated financial statements and disclosures.

In June 2022, the FASB issued ASU 2022-03 (“ASU 2022-03”), ASC Subtopic 820 (“ASC 820”) Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. ASU 2022-03 amends ASC 820 to clarify that a contractual sales restriction is not considered in measuring an equity security at fair value and to introduce new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value. It applies to both holders and issuers of equity and equity-linked securities measured at fair value. The adoption of this guidance on January 1, 2023 did not have a material impact on the Company’s consolidated financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-08 Intangibles – Goodwill and Other – Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”), which provides an update to existing crypto asset guidance and requires an entity to measure certain crypto assets at fair value. In addition, this guidance requires additional disclosures related to crypto assets once it is adopted. As of January 1, 2024, the Company has adopted ASU 2023-08. The Company reflects crypto assets held at fair value (Bitcoin) on the condensed consolidated balance sheets and condensed consolidated statements of cash flows, the activity from remeasurement of crypto assets at fair value on the condensed consolidated statements of operations and the required expanded disclosures in Note 4. The adoption of ASU 2023-08 resulted in a cumulative-effect adjustment to increase the opening balance of retained earnings of $4.0 million as of January 1, 2024.

Recently Issued Accounting Pronouncements – Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). This ASU enhances the transparency of income tax disclosures related to rate reconciliation and income taxes. ASU 2023-09 is effective for annual periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the impact of this pronouncement on its consolidated financial statements and disclosures.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Significant Accounting Policies

The following accounting policy is incremental to the Company’s significant accounting policies as described in Note 1 to the Company’s 2023 Form 1-K.

Digital Currency Held at Fair Value

As of June 30, 2024, the Company held $6.0 million of digital currency at fair value, consisting entirely of Bitcoin. This asset is disclosed as Bitcoin on the condensed consolidated balance sheets. The activity from remeasurement of digital currency at fair value is reflected in the condensed consolidated statements of operations as change in fair value of Bitcoin.

Risks Associated with Digital Currencies

Security

The Company currently holds significant amounts of Bitcoin, and security breaches, computer malware and other computer hacking attacks could result in a loss of these assets with no adequate source of recovery. As of June 30, 2024, all of the Company’s cryptocurrency holdings of Bitcoin are held with third party custodial services and any transfer of cryptocurrency requires authorization by multiple executive officers and directors of the Company. A single executive officer or director is unable, on his or her own, to transfer any of the Company’s cryptocurrency. The Company has policies and procedures in place in case of death or incapacity on the part of these executive officers and directors.

Market Volatility

The prices of digital assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect the Company’s results of operations. The prices of cryptocurrencies, such as Bitcoin, and other digital assets have historically been subject to dramatic fluctuations, and in the event of a decline in value of Bitcoin, the Company’s financial position, results of operations, and cash flows could be materially and adversely affected.

Digital Currencies are Currently Subject to Uncertain and Evolving Regulation

As of the date of these condensed consolidated financial statements, there are significant uncertainties related to the regulatory regimes governing blockchain technologies, cryptocurrencies, digital assets and cryptocurrency exchanges. It is possible that new international, federal, state and local regulations or policies, and/or new guidance or interpretations of those regulations or policies, may materially adversely affect Stacks Blockchain and Stacks Tokens. It is possible that securities, commodities, banking, payments or other regulators may interpret, apply and/or enforce laws in a manner that adversely affects the Company or the value of Stacks Tokens.

Various legislative and executive bodies in the United States and in other countries have already adopted, and may, in the future, adopt laws, regulations, or guidance, or take other actions that could severely impact the permissibility of digital assets such as the Stacks Tokens, the technology behind them or the means of transacting in or transferring them. It may be difficult to predict how or whether regulatory agencies may apply existing or new regulation with respect to this technology and its applications, including the Stacks Tokens, the Stacks Blockchain and the network. In addition, existing self-regulatory bodies, or self-regulatory bodies that may be established in the future, may create new or reinterpret existing guidelines regarding cryptocurrencies, the Stacks Tokens, and the network, which could have similar effects to new policies adopted by government bodies. The SEC for example, has pursued examinations and enforcement activity in regard to digital assets, and is likely to

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

continue to do so. The Commodity Futures Trading Commission has also pursued enforcement against blockchain-related businesses. It is difficult to predict what effect this may have on the industry in general and on the Company in particular.

Any future regulatory actions applicable to the Stacks Tokens, the Stacks Blockchain, the network and related activities could severely impact the financial position, results of operations, and cash flows of the Company. The Company may need to restructure operations that utilize the Stacks Tokens or Stacks Blockchain significantly to comply with any new regulation or guidance. These efforts could be costly and could involve fundamentally changing core portions of the Company’s business, operations and network. On the other hand, failure to restructure for compliance adequately or quickly enough could result in regulatory action (such as investigations by the government or a self-regulatory organization or government or private litigation or administrative actions) that requires the Company to spend significant time and effort, which could potentially deplete the Company’s resources. It could also result in negative publicity. Regulatory change could even potentially result in the Stacks Tokens or certain operations being viewed as impermissible, which could result in a need for the Company to dramatically alter or cease activities that utilize the Stacks Tokens. Regulatory action could also affect the rights of the Company, as a holder of Stacks Tokens, for example by severely limiting the ability of holders to transfer or sell their tokens.

Cryptocurrency networks, blockchain technologies, and coin and token offerings also face an uncertain regulatory landscape in many foreign jurisdictions, including (among others) the European Union, China and Russia. Various foreign jurisdictions may, in the future, adopt or provide new interpretations of laws, regulations or directives that affect the Company. These laws, regulations or directives may conflict with those of the United States or may directly and negatively impact results of operations. The effect of any future regulatory change is impossible to predict, but any change could be substantial and materially adverse to the Company, its results of operations and adoption and value of the Stacks Tokens.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the Company, its results of operations and the Stacks Tokens, including with respect to their value, their liquidity, the ability of purchasers to access marketplaces or exchanges on which to trade the tokens, and the structure, rights and transferability of the Stacks Tokens.

Due to the unpredictable regulatory environment for digital assets, the Company has traditionally incurred high legal costs in order to ensure it remains in compliance with current regulations and as part of its ongoing engagement with the SEC. The Company expects to continue to incur high legal costs for these purposes.

Money Services Business

Under the regulations and guidance of the U.S. Department of Treasury’s Financial Crimes Enforcement Network (“FinCEN”), certain issuers of tokens may need to register as money transmitters, a sub-category of money services businesses, based on their efforts administering or otherwise exchanging tokens that constitute convertible virtual currencies. Convertible virtual currencies are mediums of exchange that operate like currencies but do not have all the attributes of “real” currency, and money transmitters are companies that provide money transmission services or otherwise engage in the transfer of funds (including convertible virtual currencies).

There are a number of exemptions to FinCEN’s money transmitter definition, but, if a company is unable to rely on any of those exemptions, then the company must register with FinCEN, adopt an anti-money laundering (“AML”) program, and otherwise comply with FinCEN’s regulations and other federal AML laws (e.g., by filing suspicious activity reports). In addition, money transmitters are subject to licensing requirements and other related obligations under state laws. Complying with federal and state AML laws can be costly, and a company that should have been registered with FinCEN and licensed with state regulators as a money transmitter but that failed to do so can face criminal and civil penalties.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Although the Company should not be deemed a money transmitter or otherwise be affirmatively subject to AML registration requirements under federal or state laws because it is not providing money transmission services or otherwise engaging in the transfer of funds, it is possible FinCEN or the U.S. Department of Justice (the “DOJ”), which enforces federal AML laws, could disagree once the Company is no longer regulated or examined by the SEC. The Company has not consulted with FinCEN on the application of its convertible virtual currency guidance to the Company. If FinCEN, the DOJ, or any other state regulator determines that the Company should have registered or obtained licenses as a money transmitter, then the Company could incur significant costs to comply with federal and state laws that apply to money transmitters and could potentially face criminal or civil penalties, which could adversely affect its operations.

Other

In 2018, the Company released the Hiro Wallet, a non-custodial wallet that allowed users to store and transfer digital assets and cryptocurrencies including Bitcoin, Stacks Tokens and non-fungible tokens. It was the Company’s position that the Hiro Wallet was not required to register as a money transmitter, was not required to register as a transfer agent under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), was not a clearing agency under the Exchange Act, and should not be viewed as an exchange or an alternative trading system under the Exchange Act. Additionally, the Company does not consider itself to be an investment company. In August 2023, the Company transferred the intellectual property rights of the Hiro Wallet to an entity within the Bitcoin ecosystem (see Note 2).

2.	Investments

During the six months ended June 30, 2024, the Company did not make any additional investments.

During the year ended December 31, 2023, the Company invested approximately $5.0 million (of which $1.4 million was in cash and $3.6 million was noncash) in various startup companies. These investments consisted of: (i) a minority membership interest of $3.6 million in an entity that is focused on driving the transition to a digital economy built on Bitcoin. The investment was made through a transfer of intellectual property rights of the Hiro Wallet with a fair value of $3.6 million (see Note 10); and (ii) an investment of $1.4 million in cash in an existing investment.

During the six months ended June 30, 2024 and 2023, certain investments were revalued to account for changes in the macro cryptocurrency economy resulting in a net unrealized loss of $0.4 million and a net unrealized gain of $47 thousand, respectively. The unrealized gains and losses are disclosed in the nonoperating income section of the condensed consolidated statement of operations.

The Company records certain investments at cost less impairment, if any. During the six months ended June 30, 2024 and 2023, no impairment charges were recorded.

During the six months ended June 30, 2024 and June 30, 2023, the Company recognized its share of loss in equity method investments of $0.4 million and $0, respectively.

The Company did not have any Level 1 investments as of June 30, 2024 and December 31, 2023. The Company’s Level 2 investments amounted to $3.8 million and $4.6 million at June 30, 2024 and December 31, 2023, respectively. The Company’s Level 3 investments amounted to $9.5 million and $9.2 million at June 30, 2024 and December 31, 2023, respectively. The Company’s equity method investment was $3.5 million and $4.0 million at June 30, 2024 and December 31, 2023, respectively.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

3.	Digital Currency

During 2023, the Company’s cryptocurrency holdings (consisting of Bitcoin, Ether and certain Stacks Tokens received as interest on loan) were classified as digital currency on the condensed consolidated balance sheets. The Company considered digital currencies to be an intangible asset and recorded it at cost less impairment. The Company evaluated digital currencies for impairment by using publicly traded prices. During the six months ended June 30, 2023, the Company recorded impairment charges of $36 thousand on the condensed consolidated statement of operations. Effective January 1, 2024, pursuant to the adoption of ASU 2023-08 (Note 1), the Company’s holdings of Bitcoin (the Company did not hold any Ether at that date) are fair valued and disclosed as explained in Note 4. Stacks Tokens received as interest on loan continue to be treated as digital currency held at cost less impairment.

The following table presents additional information about the Company’s digital currency activities (in thousands):

Balance at January 1, 2023	$3,448
Impairment	(141)
Digital currencies sold	(2,203)
Digital currency received as repayment of loan	250
Digital currency used for delivery of restricted token units	(196)
Digital currency earned	1,199
Digital currency paid as bonus	(366)
Digital currency received as interest (Note 5)	7

Balance at December 31, 2023	1,998

Reclassification to Bitcoin (Note 1)	(1,998)
Digital currency received as interest (Note 5)	10
Digital currency used for delivery of restricted token units	(10)

Balance at June 30, 2024	$—

During the six months ended June 30, 2023, the Company paid bonuses to its employees and subcontractors in Bitcoin. The Bitcoin had a balance sheet carrying value of $0.2 million and a gain of $83 thousand was recognized on this transaction which is included in gain on sale of digital currencies on the condensed consolidated statement of operations for the six months ended June 30, 2023.

During the six months ended June 30, 2023, the Company recorded a gain of $1.6 million on the sale of $2.8 million of digital currencies. The carrying value of the digital currency sold and paid out was $1.2 million.

During the year ended December 31, 2023, the Company sold 2.0 million Stacks Tokens for USD Coin (“USDC”) worth $2.2 million (at $1.10 per token) to a non-US person in a private placement exempt from the registration requirements of the Securities Act, under Regulation S. The USDC received is disclosed as a stablecoin on the consolidated balance sheet as of December 31, 2023. The Company delivered the Stacks Tokens to the buyer in January 2024. In April 2024: (i) the Company sold 1.5 million Stacks Tokens for $4.5 million (at $3.00 per token) to a non-US person in a private placement exempt from the registration requirements of the Securities Act, under Regulation S; (ii) the Company also sold 4.0 million Stacks Tokens for $9.2 million (at $2.30 per token) to non-US accredited investors in a private placement exempt from the registration requirements of Section 4(a)(2) of the Securities Act. Since the Stacks Tokens have a balance sheet carrying value of $0 the Company recorded a gain of $15.9 million for the above transactions which is included in gain on sale of digital currencies on the condensed consolidated statement of operations for the six months ended June 30, 2024.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

4.	Bitcoin

The following table presents information about the Company’s Bitcoin holdings which are held at fair value:

Bitcoin
	Quantity	Amount
Balance as of January 1, 2024	142	$5,988
Bitcoin earned	44	2,652
Proceeds from sales of Bitcoin	(83)	(4,283)
Bitcoin paid as bonus	(7)	(413)
Change in fair value of Bitcoin	—	2,076

Balance as of June 30, 2024	96	$6,020

Bitcoin additions are from Bitcoin earned by participating in the Stacks Blockchain’s consensus process.

Bitcoin dispositions are from sales of Bitcoin and from Bitcoin used to pay bonuses to the Company’s employees and subcontractors. Realized gains on the dispositions of Bitcoin amounted to $0.5 million and are included in change in fair value of Bitcoin on the condensed consolidated statement of operations for the six months ended June 30, 2024.

5.	Loans to Third Parties

In 2020, pursuant to certain agreements entered into with a non-profit foundation the Company provided the non-profit foundation with a three-year loan of approximately $1.0 million to be repaid in four quarterly installments of approximately $0.3 million each, beginning thirty-six months following the date of the loan. The loan bore an interest rate of 0.17% per annum payable quarterly in arrears commencing eighteen months after the date of the loan. As of June 30, 2024, this loan was fully repaid.

In 2021, the Company provided a loan of 10.0 million Stacks Tokens with an interest rate of 0.13% over 5 years to a startup. The loan had no impact on the condensed consolidated financial statements as the tokens have a carrying value of $0. During 2022 and 2023, pursuant to the loan agreement, the startup repaid part of the loan amount (a total of 1.6 million Stacks Tokens). During 2024 the startup repaid the remaining balance of the loan amount. This repayment was made partly in Stacks Tokens (6.4 million tokens) and partly in cash ($3.4 million). The startup sold 2 million Stacks Tokens due to the Company as loan repayment and used the proceeds of the sale ($3.4 million) to repay the balance of the loan. This resulted in the Company recording a gain on the noncash loan of $3.4 million which equates to the full value of cash received. This gain on noncash loan is disclosed in the nonoperating income section of the condensed consolidated statement of operations for the six months ended June 30, 2024. The startup also paid interest denominated in Stacks Tokens which was recorded by the Company as noncash interest income (income recognition criteria was met at the time of delivery and these tokens were valued using the token price on the delivery date) and disclosed in other income on the consolidated statements of operations as of June 30, 2024 and 2023. The Company recorded the tokens received as interest income as an intangible asset subject to impairment review.

6.	Grants to Third Parties

In 2024, the Company entered into an agreement with an entity whose mission is to support the education of Bitcoin applications and Bitcoin Layer 2s that enable the use of Bitcoin. Under this agreement, the Company transferred 8.0 million Stacks Tokens that had a fair value of $19.2 million, when executed and $3.0 million of cash. During the six months ended June 30, 2024 the Company recorded grant expense of $22.2 million in operating expenses and a noncash gain of $19.2 million under nonoperating income in the condensed consolidated statement of operations.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

As part of its effort to cultivate a decentralized Stacks ecosystem, in 2020 and 2021, the Company entered into transactions with various entities that supported the Stacks ecosystem, and which were not related parties with respect to the Company and with other third parties. As of June 30, 2024 and December 31, 2023, token grants payable under these agreements amounted to $6.5 million and $6.5 million, respectively and are disclosed as token obligations to others in the condensed consolidated balance sheets.

7.	Token Compensation

The noncash token compensation expense relating to restricted token units (“RTUs”) granted to employees and certain contractors amounted to $12.8 million and $3.7 million for the six months ended June 30, 2024 and 2023, respectively, and is disclosed in compensation expenses on the condensed consolidated statements of operations. The token compensation expense related to RTUs granted to non-employees amounted to $0.1 million and $0.2 million for the six months ended June 30, 2024 and 2023, respectively, and is disclosed in general and administrative expenses on the condensed consolidated statements of operations. The related noncash gains on all the RTU grants amounted to $9.6 million and $7.3 million for the six months ended June 30, 2024 and 2023, respectively, and is disclosed as gain on delivery of restricted token units on the condensed consolidated statements of operations. The liability for tokens vested but not delivered to employees and certain contractors was $7.4 million and $4.1 million at June 30, 2024 and December 31, 2023, respectively, and is disclosed as token obligations to employees on the condensed consolidated balance sheets. The liability for tokens vested but not delivered to non-employees was $39 thousand (all due to three directors of the Company) and $37 thousand (all due to a director of the Company) at June 30, 2024 and December 31, 2023, respectively, and is disclosed as tokens obligations to others on the condensed consolidated balance sheets.

8.	Leases

In November 2021, the Company leased office space in New York with a termination date of March 31, 2027. In April 2024, the Company gave notice to the lessor of its intention to terminate the lease effective February 28, 2025. Consequently, the amount of the lease liability and the right of use asset was recalculated due to this modification using a discount rate of 4%. Per the termination agreement, the Company was required to pay a termination fee of $0.1 million which is included in other current liabilities on the condensed consolidated balance sheet as of June 30, 2024. The termination fee was paid in July 2024.

9.	Token Warrants

As part of the Series B preferred stock offering in 2022, the Company issued approximately 3.2 million token warrants with an exercise price of $0.82 per Stacks Token. Each token warrant entitles the holder to purchase up to the holder’s portion of Stacks Tokens within 90 days following the exercise date. The exercise date of the token warrants is four years following issuance.

The fair value of the token warrants issued in connection with the Series B preferred stock offering is measured using the Black-Scholes model at each measurement date. For the six months ended June 30, 2024, the Company recognized a change to the condensed consolidated statement of operations resulting from an increase in the fair value of token warrant liabilities of approximately $0.5 million. For the six months ended June 30, 2023, the Company recognized a change to the condensed consolidated statement of operations resulting from an increase in the fair value of token warrant liabilities of approximately $1.0 million. As of June 30, 2024, and December 31, 2023 the fair value of the token warrant liabilities was $4.1 million and $3.6 million, respectively.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

The following table provides the quantitative inputs to the Black-Scholes model used in estimating the fair value of the Level 3 token warrant liabilities:

	As of
	June 30, 2024	December 31, 2023
Exercise price	$0.82	$0 .82
Token price	$1.72	$1.50
Expected volatility of the token price	127.3%	119.2%
Expected life of warrants	1.64	2.14
Risk-free interest rate	4.85%	4.20%

The following table sets forth a summary of the changes in the fair value of the Level 3 token warrant liabilities at June 30, 2024, and December 31, 2023 (in thousands):

Fair value as of January 1, 2023	$526
Change in fair value	3,067

Fair value as of December 31, 2023	$3,593
Change in fair value	527

Fair value as of June 30, 2024	$4,120

10.	Related Parties

The Company’s chairman of the board is: (i) the chief executive officer of, and owns membership interests in, an entity that is the managing member (the “Managing Member”) of a special purpose vehicle (the “SPV”) and (ii) the chief executive officer, director and stockholder of a corporation (the “Corporation”), in which the SPV is an investor.

The Managing Member, the SPV and the Corporation are all related parties with respect to the Company.

In 2021, the Company entered into an agreement to loan 50.0 million Stacks Tokens to the SPV, an entity whose mission is to grow the Bitcoin ecosystem. The loan is for a period of five years with an interest rate of 1% per annum payable in Stacks Tokens, commencing twelve months after the date of the loan. As of December 31, 2022, the Company transferred 40.0 million Stacks Tokens to the SPV as a loan. No tokens have been transferred since then. Pursuant to the loan agreement, the SPV has the option of buying out a portion of the loan at a pre-determined price. Any loan amount that is bought out converts to equity in the SPV. During the year ended December 31, 2022, the loan agreement was amended such that the loan repayment would commence twenty-four months following the date of the loan. The loan had no impact on the condensed consolidated financial statements as the tokens have a balance sheet carrying value of $0. None of the loaned Stacks Tokens have been bought out and converted to equity as of June 30, 2024 and December 31, 2023. During the six months ended June 30, 2024 and June 30, 2023, the Company recorded accrued interest (noncash, denominated in Stacks Tokens) on the loan of approximately $147 thousand and $53 thousand which is disclosed in other income on the condensed consolidated statements of operations.

The Corporation reimburses the Company for partial use of the Company’s office space. Such reimbursements amounted to $48 thousand and $48 thousand for the six months ended June 30, 2024 and 2023, respectively, and are disclosed in other income on the condensed consolidated statements of operations. As of June 30, 2024 and December 31, 2023 the receivables from the Corporation amounted to $16 thousand and $0, respectively.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

In 2022, the Company contributed an asset with a fair value of $0.5 million to a joint venture. The Corporation holds a minority membership interest in the joint venture.

In 2023, the Company contributed an asset with a fair value of $3.6 million to an entity in exchange for a minority membership interest. The Corporation holds a majority membership interest in the entity.

11.	Nonoperating Income

For the six months ended June 30, 2024, nonoperating income primarily consisted of the following:

A noncash gain from tokens granted to a third party of $19.2 million ($0.2 million in 2023) that consisted of a token grant to a third party, see Note 6 (and for 2023, tokens provided to vendors for services performed). In connection with these gains, the Company also recorded noncash expenses of $19.2 million ($0 in 2023) on the condensed consolidated statements of operations.

Noncash gains on delivery of tokens granted through a RTU arrangement to employees and others of $9.6 million ($7.3 million in 2023). In connection with this gain, the Company also recorded a noncash token compensation expense of $12.8 million in compensation expenses ($3.7 million in 2023) and a noncash token compensation expense related to non-employees of $0.1 million ($0.2 million in 2023) in general and administrative expenses on the condensed consolidated statements of operations.

Gain on noncash loan of $3.4 million related to the repayment of a noncash loan to a startup that was partly repaid in cash during 2024 (Note 5). There was no related gain in 2023.

Net unrealized loss on investments due to revaluation of investments of $0.4 million ($47 thousand gain in 2023).

A change (expense) in the fair value of token warrant liabilities of $0.5 million ($1.0 million in 2023) on the revaluation of the token warrant liability to its fair value (see Note 9).

Loss on equity method investments amounted to $0.4 million ($0 in 2023).

Other income of $3.0 million ($1.1 million in 2023) primarily consisting of digital currency earned (Bitcoin) by participating in the Stacks Blockchain’s consensus process of $2.7 million ($0.5 million in 2023) with the remaining balance primarily consisting of interest income and noncash interest income (Stacks Tokens) on loans of Stacks Tokens.

12.	Subsequent Events

Management has evaluated subsequent events occurring after the condensed consolidated balance sheet date through the date of September 19, 2024, the date for which the condensed consolidated financial statements were available to be issued. Based upon this evaluation, management has determined that no subsequent events have occurred other than noted below.

In the third quarter of 2024, the Company sold 14 Bitcoin for $0.9 million for a realized gain of $7 thousand.

Item 4. Exhibits

Exhibit Number	Description

2.1#	Amended and Restated Certificate of Incorporation of Hiro Systems PBC, filed as exhibit 2.1 to the Form 1-U filed by the Company on February 18, 2022

2.2#	Bylaws of Hiro Systems PBC, filed as exhibit 2.3 to the Form 1-A filed by the Company on July 11, 2019

3.1#	Simple Agreement for Future Tokens, filed as exhibit 3.1 to the Form 1-A filed by the Company on July 11, 2019

3.2#	Smart contract for the Stacks Token, filed as exhibit 3.5 to the Form 1-A filed by the Company on July 11, 2019

4.1#	Form of Subscription Agreement, filed as exhibit 4.1 to the Form 1-A filed by the Company on July 11, 2019

4.2#	Form of voucher, filed as exhibit 4.3 to the Form 1-A filed by the Company on July 11, 2019

6.1†#	2016 Equity Incentive Plan of Half Moon Labs Inc. (including form of stock option agreement), filed as exhibit 6.1 to the Form 1-A filed by the Company on July 11, 2019

6.2†#	Form of Director and Executive Officer Indemnification Agreement of Hiro Systems PBC (used for Muneeb Ali and Diwaker Gupta), filed as exhibit 6.5 to the Form 1-A filed by the Company on July 11, 2019

6.3†#	Form of Director and Executive Officer Indemnification Agreement of Hiro Systems PBC (used for Alex Miller, Saurabh Pathak, Julia Austin, Bethany Crystal and Aaron Wright), filed as exhibit 6.3 to the Form 1-K filed by the Company on April 29, 2022

6.4#	Form of Hiro Systems PBC Restricted Token Unit Agreement, filed as exhibit 6.7 to the Form 1-A filed by the Company on July 11, 2019

6.5#	Purchase Agreement for Deferred Delivery Agreement dated as of January 17, 2019 by and between New Internet Labs Limited and Blockstack Token LLC (includes Deferred Delivery Agreement, dated as of January 17, 2019, by and between New Internet Labs Limited and Blockstack Token LLC), filed as exhibit 6.13 to the Form 1-A filed by the Company on July 11, 2019

6.6#	Form of Deferred Delivery Agreement, filed as exhibit 6.14 to the Form 1-A filed by the Company on July 11, 2019

6.7#	Amended and Restated Investors’ Rights Agreement, dated February 16, 2022, by and among Hiro Systems PBC and the investors named therein, filed as exhibit 6.2 to the Form 1-U filed by the Company on February 18, 2022

6.8#	Amended and Restated Right of First Refusal and Co-Sale Agreement, dated February 16, 2022, by and among Hiro Systems PBC and the investors and key holders named therein, filed as exhibit 6.3 to the Form 1-U filed by the Company on February 18, 2022

6.9#	Amended and Restated Voting Agreement, dated February 16, 2022, by and among Hiro Systems PBC and the investors and key holders named therein, filed as exhibit 6.4 to the Form 1-U filed by the Company on February 18, 2022

6.10#	Hiro Systems PBC Form of Offer Letter for Full-time Employment, filed as exhibit 6.18 to the Form 1-A filed by the Company on July 11, 2019

6.11#	Series B Preferred Stock Purchase Agreement, dated February 16, 2022, by and among Hiro Systems PBC and the investors named therein, filed as exhibit 6.1 to the Form 1-U filed by the Company on February 18, 2022

10.1	Power of Attorney, included on the signature page hereto

†	Indicates a management contract or compensatory plan
#	Incorporated by reference to the previous filing indicated.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 19, 2024.

HIRO SYSTEMS PBC

By:	/s/ Alex Miller
Name:	Alex Miller
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alex Miller as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (including his or her capacity as a director and/or officer of Hiro Systems PBC) to sign any or all amendments to this semiannual report on Form 1-SA, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they, he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

Signature	Title	Date

/s/ Alex Miller Alex Miller	Chief Executive Officer and Director (Principal Executive Officer)	September 19, 2024

/s/ Saurabh Pathak Saurabh Pathak	Head of Finance and Accounting (Principal Financial & Accounting Officer)	September 19, 2024